AM 4-11-2005

AMENDED



SEC 05040098 MISSION



VF 4-8-05

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8-49310

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INSTITUTIONAL CAPITAL MANAGEMENT, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2550 GRAY FALLS, STE. 250
(No. and Street)

HOUSTON (City) TEXAS (State) 77077 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DANIEL RITZ 281-293-9900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAWN HARP, CPA
(Name – *if individual, state last, first, middle name*)

3921 W. GREEN OAKS BLVD., STE F (Address) ARLINGTON (City) TEXAS (State) 76016 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DANIEL RITZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INSTITUTIONAL CAPITAL MANAGEMENT, INC., as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public



JENNIFER M. SELLIERS
Notary Public, State of Texas
My Commission Expires
NOVEMBER 21, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Statement of Cash Flow

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

- ☒ (p) Statement of exemption to 15c3-3

INSTITUTIONAL CAPITAL MANAGEMENT, INC.

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

INSTITUTIONAL CAPITAL MANAGEMENT, INC.

TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Institutional Capital Management, Inc.

I have audited the accompanying balance sheet of Institutional Capital Management, Inc. (a Texas corporation) as of December 31, 2004 and the related statements of income, retained earnings, and cash flows for the year ended. Those financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

I conducted the audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An Audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principle uses and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

My examination was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II, III, IV, and V is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements. In my opinion, the financial statements referred to above present fairly, in all material respects, financial position of Institutional Capital Management, Inc. as of December 31, 2004, and the results of its accounting principles.



Dawn Harp, CPA
3921 W. Green Oaks Blvd, Suite F
Arlington, Texas 76016

March 31, 2005

INSTITUTIONAL CAPITAL MANAGEMENT, INC.
BALANCE SHEET
AS OF DECEMBER 31, 2003 AND 2004
ASSETS

	2004	2003
CURRENT ASSETS		
Checking Account	$95,807.77	$210,680.00
Accounts Receivable-Brokers	486,938.86	677,098.00
Accounts Receivable-ICM Ins.	150,000.00	86,000.00
Accounts Receivable Office	1,200.00	1,200.00
Total Current Assets	733,946.63	974,978.00
FIXED ASSETS		
Equipment	77,983.35	71,987.00
Accumulated Depreciation	(77,983.35)	(71,987.00)
Total Fixed Assets	$0.00	0.00
OTHER ASSETS		
Deposits	4,682.50	4,683.00
RJA Investment	4,535.71	4,035.00
RBC Dain Rauscher-Security	167,030.95	0.00
RBC Dain Rauscher-Trust	183,388.33	
RPR Investment	75,000.00	25,000.00
Securities	23,300.00	23,300.00
Total Other Assets	457,937.49	57,018.00
TOTAL ASSETS	$1,191,884.12	$1,031,996.00

LIABILITIES & STOCKHOLDERS EQUITY

	2004	2003
CURRENT LIABILITY		
Accounts Payable	$6,086.52	$4,921.00
A/P RBC Dain Rauscher	183,025.00	0.00
Commission Payable	458,962.64	403,595.00
Income Tax Payable	16,517.00	121,122.00
Dividend Payable	28,253.60	28,254.00
Total Current Liabilities	693,744.76	557,892.00
TOTAL LIABILITIES	693,744.76	557,892.00
OWNERS EQUITY		
Preferred Stock ($.01 Par, 1,000,000 Authorizeed, 353,288 issued and Outstanding)	3,532.88	3,532.88
Common Stock ($.01 Par, 1,000,000 Authorizeed, 27,500 Issued and Outstanding)	275.00	275.00
Paid-in Capital	349,755.12	349,755.12
Less: Treasury Stock	(39,500.00)	0.00
Retained Earnings	184,076.31	120,541.00
Total Owners Equity	$498,139.36	$474,104.00
TOTAL LIABILITIES & STOCKHOLDERS EQUITY	$1,191,884.12	$1,031,996.00

SEE NOTES TO FINANCIAL STATEMENTS

INSTITUTIONAL CAPITAL MANAGEMENT, INC.
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2003 AND 2004

	2004	2003
INCOME		
CD Sales	$4,855.43	$2,117.00
Equity Sales	9,876,054.76	11,622,347.00
Insurance	187,085.34	0.00
Total Income	10,067,995.53	11,624,464.00
EXPENSES		
Accounting	5,089.25	5,102.00
Advertising	19,024.86	13,314.00
Bank Charges	186.85	291.00
Bloomberg	35,005.26	60,586.00
Clearing Charge	49,949.11	0.00
Commissions	9,396,896.35	10,152,110.00
Computer Equipment & Repair	6,113.76	12,170.00
Depreciation	5,996.02	66,211.00
Dues & Subscriptions	5,166.53	6,409.00
Franchise Tax	23,416.88	0.00
Insurance	121,098.05	124,064.00
Interest	0.00	28,262.00
Legal Fees	58,830.14	69,952.00
NASD Fees	29,314.91	35,397.00
Outside Services	0.00	441,237.00
Postage & Delivery	11,295.54	11,969.00
Printing	54,658.20	44,209.00
Rent	57,160.91	60,763.00
Supplies	75,967.40	41,575.00
Taxes-Property	229.85	3,265.00
Telephone	32,431.23	56,706.00
Training	3,693.29	2,315.00
Travel	24,144.56	12,256.00
Total Expenses	10,015,668.95	11,248,163.00
INCOME FROM OPERATIONS	52,326.58	376,301.00
OTHER INCOME (EXPENSES)		
Interest Income	19,196.35	0.00
Unrealized Gain	11,613.57	0.00
Total Other Income	$30,809.92	0.00
NET INCOME (LOSS) BEFORE INCOME TAXES	83,136.50	376,301.00
INCOME TAXES	19,601.70	127,942.00
NET INCOME	$63,534.80	$248,359.00
NET INCOME PER COMMON SHARE (NOTE A)	$2.31	$8.28

SEE NOTES TO FINANCIAL STATEMENTS

INSTITUTIONAL CAPITAL MANAGEMENT, INC.
STATEMENT OF CHANGES IN CAPITAL STOCK
FOR THE YEAR ENDED DECEMBER 31, 2004

	STOCK	
	PREFERRED	COMMON
BALANCE AT JANUARY, 2004	$3,532.88	$350,030.12
NET CHANGES FOR THE PERIOD		
REPURCHASE OF COMMON STOCK FOR TREASURY	0	($39,500.00)
BALANCE AT DECEMBER 31,2003	$3,532.88	$310,530.12

INSTITUTIONAL CAPITAL MANAGEMENT, INC.
STATEMENT OF RETAINED EARNINGS
BALANCE AT DECEMBEI 31, 2004

	2004	2003
BALANCE JANUARY 1	$120,541.00	($127,818.00)
ROUNDING ERROR	0.51	
NET INCOME FOR THE PERIOD	63,534.80	248,359.00
BALANCE DECEMBER31	$184,076.31	$120,541.00

SEE NOTES TO FINANCIAL STATEMENT

INSTITUTIONAL CAPITAL MANAGEMENT, INC.
STATEMENTS OF CHANGES IN FINANCIAL POSITION AND CASH FLOW
FOR THE PERIOD ENDED DECEMBER 31, 2004 AND 2003

	12 Months Ended December 31, 2004	12 Months Ended December 31, 2003
CASH FLOW FROM OPERATING ACTIVITIES		
Net Income (Loss)	$63,534.80	$248,359.00
Adjustments to Net Income		
Decrease (Increase) in Current Assets	126,159.14	(414,470.00)
Increase (Decrease) in Current Liabilities	135,852.76	254,700.00
Decrease (Increase) in Other Assets	(199.50)	(1,765.00)
Total Adjustments	261,812.40	(161,535.00)
Cash provided (Used) by Operations	325,347.20	86,824.00
CASH FLOW FROM INVESTING ACTIVITIES		
Sales (Purchases) of Fixed Assets	0.00	0.00
Cash Provided (Used) by Investing	(400,719.43)	0.00
CASH FLO\W FROM FINANCING ACTIVITIES		
Cash (Used) or Provided by Purchase of Treasury stock	(39,500.00)	
Cash (Used) or Provid d by Sale (Purchase) of stock		8,854.00
Cash provided from Financial Activities	(39,500.00)	8,854.00
NET INCREASE (DECREASE) IN CASH	($114,872.23)	$95,678.00
CASH AT BEGINNING OF PERIOD	210,680.00	115,002.00
CASH AT END OF PERIOD	$95,807.77	$210,680.00

SEE NOTES TO FINANCIAL STATEMENTS

INSTITUTIONAL CAPITAL MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity
The company is an introducing brokerage firm formed for the purpose of generating commissions from buying and selling securities for customers.

Revenue and Cost Recognition

The Company prepares its books on the accrual basis of accounting. The Company recognizes revenues from brokerage firm commissions when confirmation of each, individual transaction is received from the brokerage firm. The Company recognizes commissions due to its salesmen at the end of each month, after receiving a final confirmation of the month's transactions from the individual brokerage firms.

Income Per Share
Net Income per share of common stock computed basis on weighted average number of shares outstanding during the year (27,500 shares in 2004). $63,534.80 / 27,500 = $2.31.

Income Taxes
The Company's Federal income taxes for the current year are $19,601.70.

Depreciation Expense
The Company expenses all assets on a straight line basis, however it takes advantage of Sec. 179 when possible. As of December 31, 2004, the Company owned $ 77,983.35 of equipment which was fully depreciated at that date. The depreciation expense for the twelve months ended December 31, 2004, was $ 5,996.02.

Ownership
Institutional Capital Management, Inc. was formerly BCR Holding Corporation. The common stock is owned by six individuals with no one stockholder holding over 50% of the outstanding common stock. The preferred stock is held by four individuals with one stockholder owning 59% of the issued and outstanding preferred stock.

FOCUS REPORT – PART 11A
Firm and Filing Information

Please ENTER the following information
This report is being filed pursuant to (check one):

_x 1 Rule 17a-5(a)
__ 2 Rule 17a-5(b)
__ 3 Rule 17a-11
__ 4 Special request by designated examining authority
__ 4 Fifth Focus

Period Beginning 10/01/04
Period Ending: 12/31/04

Have you been a member for fewer than 12 month? Y/ (N) N

Please VERIFY the following information
Broker-Dealer Name: INSTITUTIONAL CAPITAL MANAGEMENT, INC.
Firm I.D.: 41055
District I.D.: 6

Contact Name: Daniel Lee Ritz, Jr.
Contact Phone: (281)293-9900

Consolidated:
Unconsolidated: X
Name(s) of subsidiaries or affiliates consolidated in this report:
Name: Phone Number:

Does respondent carry its own customer accounts? Yes
No _X_

Check here is respondent is filing an audited report. _X_

Is net capital a requirement calculated using:
(B) Basics or (A) Alternate Method _B_

FOCUS REPORT – PART 11A
Statement of Changes in Ownership Equity/Subordinated Liabilities

Firm Name: INSTITUTIONAL CAPITAL MANAGEMENT, INC. Firm ID: 41055
From: 10/01/04
To: 12/31/04

State of Changes in Ownership Equity

1.	Balance, Beginning of Period	537,639
	A. Net income (loss)	
	B. Additions, incl. Non-conforming capital of	0
	C. Deductions, incl. purchase of Treasury stock	(39,500)
2.	Balance, end of Period	498,139

Statement of Changes in Subordinated Liabilities

3.	Balance, beginning of Period	0
	A. Increases	
	B. Decreases	0
4.	Balance, End of Period	0

FOCUS REPORT – PART 11A
Computation of Net Capital

		As of 12/31/04
Firm Name: Institutional Capital Management, Inc.		Firm ID: 041055
1	Total ownership equity (o/e)	498,139
2	Deduct o/e not allowable for net capital	0
3	Total o/e qualified for net capital	498,139
4	Add:	
	A. Allowable subordinated liabilities	
	B. Other deductions or credits	
	Description / Amount	
	0	
	0	
	0	
5	Total cap & allowable subloans	0
6	Deductions &/or charges	
	A. Total non-allowable assets	373,300
	B. Secured demand note deficiency	
	C. Cap chgs for spot & commodity futures	
	D. Other deductions &/or charges	373,300
7	Other additions &/or allowable credits	
	Description / Amount	
	0	
	0	
	0	
8	Net capital before haircuts	124,839

Compliance Examiner
National Association of Securities Dealers

After examination of Institutional Capital Management, Inc. as of the date of this letter, I find no evidence that Institutional Capital Management, Inc. conducts any practices that would cause it to lose its exemption to regulation 15c3-3 under rule K(2)(iii).

Institutional Capital Management, Inc. is an introducing broker, which clears all transactions on a fully disclosed basis with a clearing broker, Raymond James; RBC Dain Rauscher, Inc. Institutional Capital Management, Inc. does not handle customer funds or securities. All customers are instructed to send funds or securities directly to Raymond James; RBC Dain Rauscher, Inc.



Dawn Harp, CPA
March 31, 2005

Institutional Capital Management, Inc.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2004

NET CAPITAL	
Total stockholders' equity	498,139
Deduct stockholders' equity not allowable for net capital	0
Total stockholders' equity qualified for net capital	498,139
Additions	
Liabilities allowable in computation of net capital	0
Total capital and allowable liabilities	498,139
Deductions and/or charges	
Non-allowable assets	373,300
Net capital before haircuts on security positions	0
Haircuts on securities	0
NET CAPITAL	124,839
AGGREGATE INDEBTEDNESS	
Items including statement of financial condition payable to stockholder	693,745
Total aggregate indebtedness	693,745
COMPUTATION OF BASIS NET CAPITAL REQUIREMENT	
Minimum Capital Required (Based on Net Indebtedness)	46,273
Minimum Net Capital Required	5,000
Net Capital Requirement	46,273
Excess Net Capital	78,566
Excess Net Capital at 1000%	55,464
Ratio: Aggregate indebtedness to net capital	5.56

INSTITUTIONAL CAPITAL MANAGEMENT, INC.

RECONCILIATION WITH COMPANY'S COMPUTATION

No material difference exists between company's calculations and above calculation; therefore, no reconciliation is provided.

INDEPENDENT AUDITOR'S REPORT

Board of Directors:
INSTITUTIONAL CAPITAL MANAGEMENT, INC.

I have examined the financial statements of Institutional Capital Management, Inc. for the year ended December 31, 2004 and have issued my report thereon dated March 31, 2005. As part of my examination, I made a study and evaluation of the Company's system on internal accounting control (which included the procedures for safeguarding securities) to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by Institutional Capital Management, Inc. that I considered relevant to the objectives stated in Rule 17a-5(g). I also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(ii) and the procedures for determining compliance with exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers nor perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in any internal accounting control procedures or the practice and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of Institutional Capital Management, Inc. taken as a whole. However, my study and evaluation disclosed no conditions that I believe to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.



Dawn Harp, CPA
March 31, 2005

Member:
NASD, SIPC

Institutional Capital Management, Inc.
Investment Bankers

2550 Gray Falls, Suite 250
Houston, Texas 77077

April 4, 2005

VIA UPS OVERNIGHT


APR 0 5 2005
185
SECTION
PROCESSING

ATTN: Debra Williams
NASD – Dallas District Office
12801 North Central Expressway
Suite 1050
Dallas, TX 75243-1778

RE: Institutional Capital Management, Inc. – CRD # 41055 – AMENDED ANNUAL AUDIT

Dear Debra,

As per our conversation last Thursday, I am forwarding the following documents to you:

1. A copy of the Notice Pursuant to Rule 17a-5(f)(2) – Designation of Accountant; and
2. An Amended Annual Audit

To summarize the situation, the auditor, George Owen, who has recently begun his retirement, is turning the business over to Ms. Harp. She is, as you verified with me, licensed in the State of Texas and has been actively involved in the audit in prior years and has done the bulk of the work for the 2004 audit. Additional, we reviewed certain inadequacies in the notes, which you and I had discussed, and she upgraded the note section of the audit to include items relative to the method of earning and paying commissions, method of depreciation of equipment, and ownership structure.

Since we felt confident in the fact that there were no material changes in the audit and that Ms. Harp could restate the audit under her cover, as auditor, we do not anticipate needing any additional extension. It is our belief that we have adequately addressed your letter dated March 28, 2005.

We will forward an original to the SEC Regional Office and two copies to the SEC Washington D.C. Office, under separate cover. If there are any additional questions, please do not hesitate to contact our office.

Sincerely,



Daniel "Bo" Lee Ritz, Jr.
President

Enclosures

DLR/jms

(281) 295-8095 (fax) (888) 358-8040 (281) 293-9900